UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2023 (March 21, 2023)

Stratim Cloud Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40191	85-2547650
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

100 West Liberty Street, Suite 100
Reno, Nevada	89501
(Address of principal executive offices)	(Zip Code)

(775) 318-3629

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	SCAQU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	SCAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SCAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities.

As previously disclosed, on March 21, 2023, Stratim Cloud Acquisition Corp. (the “Company”) entered into a membership interests purchase agreement (the “Purchase Agreement”), by and among the Company, Force Pressure Control, LLC, a Texas limited liability company (“Force”) and each of the individuals listed on the signature page of the Purchase Agreement (the “Force Members”). The transactions contemplated by the Purchase Agreement are referred to herein as the “Transaction.”

Immediately prior to the closing of the Transaction (the “Closing”), Force will effectuate a recapitalization (the “Recapitalization”), pursuant to which, among other things, all outstanding membership interests of Force will be converted or exchanged into common units (“Common Units”). Additionally, immediately prior to the Closing:

(i)	Force will adopt a Second Amended and Restated LLC Agreement to, among other things, (a) permit the issuance and ownership of the post-Recapitalization equity of Force as contemplated by the Purchase Agreement and (b) to admit the Company as the sole managing member of Force; and

(ii)	The Company will file with the Secretary of State of Delaware an amended and restated certificate of incorporation (the “A&R Charter”) to, among other things, approve the issuance of shares of Class C Common Stock of the Company (“Company Class C Common Stock”), which will, among other matters, carry such non-economic and voting rights as set forth in the A&R Charter.

Pursuant to the Purchase Agreement, the Company will purchase an aggregate of up to 12,000,000 Common Units from Force Members for $120,000,000 prior to any Net Working Capital Adjustment (as defined in the Purchase Agreement) and the Force Members will retain at least 50% of the total Common Units issued and outstanding immediately after the Recapitalization (the “Retained Units”).

Pursuant to the Purchase Agreement, the Company will subscribe for a number of Common Units equal to the total shares of Class B Common Stock of the Company issued and outstanding immediately prior to the Transaction, in exchange for the number of shares of Company Class C Common Stock equal to the number of Retained Units, which will be subsequently distributed to Force Members. Following the Closing, the Force Members may cause the Company to redeem their Common Units, which redemption may be effected as an exchange of Common Units for shares of Class A Common Stock of the Company on a one-for-one basis (subject to adjustment in certain cases), accompanied by the corresponding cancellation of shares of Company Class C Common Stock held by such Force Members.

Following the Closing, and as additional consideration for the Transaction, within five (5) business days after the determination of the 2023 EBITDA (as defined in the Purchase Agreement), Force and the Company (as applicable) shall issue or cause to be issued to each Force Member the following number of Common Units and shares of Company Class C Common Stock (subject to further adjustment) (the “Earnout Equity”), if the 2023 EBITDA is greater than $60,000,000 (the “Minimum EBITDA Target”), a one-time issuance of 200,000 units and shares, as applicable, of Earnout Equity, for each $1,000,000 of EBITDA (rounded down to the nearest $1,000,000) in excess of the Minimum EBITDA Target, up to a maximum of 3,000,000 units and shares, as applicable, of Earnout Equity.

Notwithstanding the foregoing, the Company shall be permitted to satisfy its obligation to deliver Earnout Equity pursuant to the Minimum EBITDA Target by: (i) delivering $12.50 cash per unit and share, as applicable, of Earnout Equity within thirty (30) calendar days of determination of the 2023 EBITDA or (ii) if the volume weighted average closing sale price of the Company Class A Common Stock for the five (5) trading days following public announcement of the 2023 EBITDA (the “Company Trading Price”) exceeds $14.00 per share, by delivering the number of shares of Company Class A Common Stock equal to (x) the aggregate number of units and shares, as applicable, of Earnout Equity multiplied by $12.50, divided by (y) the Company Trading Price, subject to the adjustment provided in the Purchase Agreement.

The shares and units to be issued in connection with the Transaction will not be registered under the Securities Act of 1933, as amended. The Company is issuing the shares and units in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The Company is relying on this exemption from registration based in part on representations made by the parties to the Purchase Agreement.

The foregoing description of the Purchase Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks, uncertainties, and assumptions that are difficult to predict. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” or “should,” or the negative of these terms or other comparable terminology. The forward-looking statements made herein are based on the Company’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation, its limited operating history, competitive factors in Force’s industry and market, and other general economic conditions. The forward-looking statements made herein are based on the Company’s current expectations, assumptions, and projections, which could be incorrect. The forward-looking statements made herein speak only as of the date of this Current Report on Form 8-K and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to the development, production, gathering and sale of oil, natural gas and natural gas liquids. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against the Company following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of the Company, or other conditions to closing in the transaction agreement; (iv) the inability of the Company and Force to complete a PIPE offering in connection with the proposed business combination; (v) the risk that the proposed business combination disrupts Force’s current plans and operations as a result of the announcement of the transactions; (vi) Force’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Force to grow and manage growth profitably following the business combination; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations; and (viii) the possibility that Force may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the Company’s periodic filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its subsequent Quarterly Reports on Form 10-Q. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

The Company will prepare a proxy statement (the “Proxy Statement”) to be filed with the SEC and mailed to its stockholders. The Company urges its investors and other interested persons to read, when available, the Proxy Statement, as well as other documents filed with the SEC, because these documents will contain important information about the proposed Transaction. The Proxy Statement, once available, can be obtained, without charge, at the SEC’s website (http://www.sec.gov).

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the proposed Transaction related matters. Information regarding the Company’s directors and executive officers is contained in the section of the Company’s Form S-1 titled “Management”, which went effective with the SEC on March 11, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement and other relevant documents filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any business combination, including the Transaction. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Membership Interests Purchase Agreement, dated March 21, 2023, by and among Stratim Cloud Acquisition Corp., Force Pressure Control, LLC and each of the individuals listed on the signature page thereto (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on March 22, 2023)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stratim Cloud Acquisition Corp.

Date: March 27, 2023	By:	/s/ Sreekanth Ravi
	Name:	Sreekanth Ravi
	Title:	Chief Executive Officer

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